MCTC Holdings, Inc.

520 South Grand Avenue, #320

Los Angeles, CA 90071

August 28, 2019

Via Edgar

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

RE:       Form S-1 filed by MCTC Holdings, Inc. on August 26, 2019

SEC File No. 333-233462

Ladies and Gentlemen:

We are filing this letter in order to provide the staff of the Division of Corporation Finance sufficient time to perform its customary screening and review of registration statements prior to their effectiveness.

Pursuant to Rule 473(c) of the Securities Act of 1933 (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the facing page of the Registration Statement on Form S-1 (File No. 333-233462) filed by MCTC Holdings, Inc. on August 26, 2019:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.”

Should you have any questions regarding the Registration Statement, please feel free to contact our legal counsel Tad Mailander at (619) 239-9034.

Kind regards,

/s/ Arman Tabatabaei
Principal Executive Officer

cc:	Tad Mailander, Esq.